Exhibit 99.4

TECK RESOURCES LIMITED
(the “Company”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities in each of the Provinces and Territories of Canada

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

DATE:	November 10, 2025

The undersigned, Amanda Robinson, duly appointed Corporate Secretary and Legal Counsel of the Company, hereby certifies for and on behalf of the Company, and not in her personal capacity, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	the Company has arranged to have proxy-related materials for the special meeting of holders of the Company’s class A common shares and class B subordinate voting shares to be held on December 9, 2025, to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

TECK RESOURCES LIMITED

By:	“Amanda Robinson”
Corporate Secretary and Legal Counsel